Securities and Exchange Commission

Washington, DC 20549

Form 11-K

Annual Report

Pursuant To Section 15(d) Of The

Securities And Exchange Act Of 1934

For The Period of October 1, 2004 through December 31, 2004

SAVINGS AND INVESTMENT PLAN

OF E. I. DU PONT DE NEMOURS AND COMPANY

(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street

Wilmington, Delaware 19898

(Name and address of principal executive office of issuer)

Savings and Investment Plan

of E. I. du Pont de Nemours and Company

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and Company has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

Savings and Investment Plan of E. I. du Pont de Nemours and Company

June 23, 2005

By:	/s/ Robert Slone
Robert Slone
Director
Global Rewards, Policy & Strategy and US Delivery

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Savings and Investment Plan of E. I. du Pont de Nemours and Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Savings and Investment Plan of E. I. du Pont de Nemours and Company (the “Plan”) at December 31, 2004 and September 30, 2004, and changes in net assets available for benefits for the period October 1, 2004 through December 31, 2004 and the year ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 23, 2005

Savings and Investment Plan of E. I. du Pont de Nemours and Company

Statements of Net Assets Available for Benefits

December 31, 2004 and September 30, 2004

Assets	Dec. 31, 2004	Sept. 30, 2004
Investments:
Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$5,690,246,632	$5,680,572,327
Company stock funds	1,168,077,940	1,079,527,966
Mutual funds	2,064,121,004	1,867,774,900
Common/collective funds	720,462,381	672,962,490
Participant loans	108,589,670	109,946,011

Total investments	9,751,497,627	9,410,783,694

Receivables:
Accrued income	19,528	—
Loan interest	443,111	466,208
Conversions in	25,107,654	—
Employee contribution	14,527,728	15,068,796
Employer contribution	4,041,020	4,090,562

Total receivables	44,139,041	19,625,566

Cash:	5,326,640	8,289,673

Net assets available for benefits	$9,800,963,308	$9,438,698,933

The accompanying notes are an integral part of these financial statements.

Savings and Investment Plan of E. I. du Pont de Nemours and Company

Statements of Changes in Net Assets Available for Benefits

For the Period October 1, 2004 thru December 31, 2004 and

Year Ended September 30, 2004

	Dec. 31, 2004	Sept. 30, 2004
Additions:
Investment income:
Interest	$74,581,744	$302,908,069
Dividends	37,417,351	71,149,985
Net appreciation in fair value of investments	387,650,165	394,616,324

Total investment income	499,649,260	768,674,378

Contributions:
DuPont Company’s contributions	11,923,188	55,647,107
Participant contributions	44,171,547	203,221,354
Rollovers/trust to trust transfers	2,983,015	10,015,066

Total contributions	59,077,750	268,883,527

Asset transfers in	25,107,654	630,931

Total additions	583,834,664	1,038,188,836

Deductions:
Withdrawals	221,128,970	769,609,099
Distribution of dividends	392,791	1,611,802
Administrative expenses (net)	48,528	180,655

Total deductions	221,570,289	771,401,556

Net increase	362,264,375	266,787,280

Net assets available for benefits:
Beginning of period/year	9,438,698,933	9,171,911,653

End of period/year	$9,800,963,308	$9,438,698,933

The accompanying notes are an integral part of these financial statements.

Savings and Investment Plan of E. I. du Pont de Nemours and Company

Notes to Financial Statements

1.	Description of the Plan

The Plan

The following description of the Savings and Investment Plan of E. I. du Pont de Nemours and Company (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution plan which was established by the Board of Directors of E. I. du Pont de Nemours and Company (the “Company”) and became effective September 1, 1955. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code. Effective December 31, 2004 the Plan has changed its year-end from September 30 to December 31.

The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual financial objectives, and to provide an opportunity for employees to become stockholders of the Company. The Plan is a tax qualified contributory profit sharing plan. Any employee of the Company or employee of the Company’s subsidiaries or general partnerships, which have adopted the Plan, is eligible to participate in the Plan. Eligible employees may enroll in the Plan as of the first day of the second calendar month following their date of hire.

Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions (“participant’s savings”). The amount deducted can be deposited into a Before-tax account, Regular account (for after-tax savings) or some combination thereof. A participant may elect the maximum savings rate of 100% of eligible compensation, as defined. The Company will contribute an amount equal to 50% of a participant’s savings during a month except that no Company contribution will be made for participant’s savings in excess of 6% of eligible monthly compensation. All of the above participant’s savings and elections are subject to regulatory and Plan limitations. Participants direct the investment of their contributions into various investment options offered by the plan. The plan currently offers 21 mutual funds, 4 common/collective trust funds, a company stock fund, a stable value fund and 3 asset allocation funds as investment options for participants. All participants who were actively employed by DuPont at any time after December 31, 2001 are 100% vested in their Company contributions.

The DuPont Company Stock Fund (“Company Stock Fund”) is an Employee Stock Ownership Plan (“ESOP”). Participants have the ability to elect to have dividends from the Company Stock Fund paid out to them in cash instead of being reinvested in their Plan account. For the period October 1, 2004 thru December 31, 2004 and year ended September 30, 2004, $392,791 and $1,611,802 in dividends were paid to participants in cash, respectively.

Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings contributed or Company contributions made to the account during the last two years. A participant who terminates from active service may elect to make an account withdrawal at any time. Required minimum distributions will begin in March of the calendar year following the later of the year in which the participant attains age 70 1/2 or the year following retirement or termination of employment.

Participants may borrow up to one-half of their non-forfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans,

Savings and Investment Plan of E. I. du Pont de Nemours and Company

Notes to Financial Statements

which have a maximum term of 120 months. The loans bear an interest rate commensurate with local prevailing rates as determined by the Plan administrator on a monthly basis. The loans are repaid over the term in monthly installments of principal and interest by deduction from pay or pension checks. A participant also has the right to repay the loan in full, at any time, without penalty. At December 31, 2004, the rates ranged from 4 percent to 10.25 percent.

At December 31, 2004 and September 30, 2004 forfeited nonvested accounts totaled $68,722 and $73,970, respectively. These accounts will be used to reduce future employer contributions. Also, for the period October 1, 2004 thru December 31, 2004 and for the year ended September 30, 2004, employer contributions were reduced by $424,151 and $126,220 from forfeited nonvested accounts, respectively.

Administration

The designated trustee of the Plan is Merrill Lynch Trust Company of America (“Merrill Lynch”). The administration of the Plan is vested in the Company, which may designate one or more persons to operate and administer the Plan. The Company has the responsibility of appointing the trustees and the authority to designate the Plan’s investment options.

In response to the irregularities that have come to light regarding several investment firms as well as to address the issue of market timing, the Company has implemented certain controls on trading activity for certain funds. At the current time, the funds listed below have a holding period requirement:

•	Merrill Lynch Global Growth Fund (Class I Shares)

•	Merrill Lynch International Value Fund (Class I Shares)

•	Merrill Lynch International Index Trust

•	Templeton Foreign Fund (Class A Shares)

•	Templeton Growth Fund (Class A Shares)

Plan participants who purchase an interest (“invest”) in any of these funds must hold that interest for at least 15 trading days. Plan participants who sell an interest in any of these funds (e.g., transfer assets to another fund) may not purchase any additional interest in that same fund for 15 trading days.

The Janus Enterprise Fund and the Janus Mercury Fund, were closed to all new investments as of November 30, 2003. These funds were subsequently reopened to new investments effective August 1, 2004 and participants may now invest and transfer into these funds.

In July 2004, Fidelity announced the closure of the Fidelity Low-Priced Stock Fund to new investors. As a result, effective July 28, 2004, the fund was closed to all new investors. As a result, Plan participants may not invest additional contributions or request a fund transfer into this fund. However, they may transfer out of the fund at any time.

These changes have been communicated to all Plan participants. DuPont will continue to monitor the situation and will make changes to the investment restrictions as appropriate.

Reasonable expenses of administering the Plan, including, but not limited to, recordkeeping expenses, trustee fees and transactional costs may, at the election of the Plan Administrator, be paid by the Plan. Expenses paid by the Plan for the period October 1, 2004 thru December 31, 2004 and the year ended September 30, 2004 were $48,528 and $180,655, respectively, net of any fee reimbursements. Certain mutual funds companies reimburse the Plan for some of the expenses associated with administering the

Savings and Investment Plan of E. I. du Pont de Nemours and Company

Notes to Financial Statements

Plan. For the period October 1, 2004 thru December 31, 2004 and year ended September 30, 2004, the total fee reimbursements to the Plan were $519,393 and $2,205,052, respectively. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual method of accounting.

Investment Valuation and Income Recognition

The investments of the Plan are carried at fair value, except for the Plan’s interest in the DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”). The Plan’s interest in the Master Trust relating to stable value investment contracts is based upon its beginning value plus actual contributions and allocated investment income less actual distributions (see Note 3). The Master Trust’s stable value investment contracts are fully benefit-responsive and, thus, are stated at contract value, which has a ratio of fair value to contract value of approximately 105% and 105% at December 31, 2004 and September 30, 2003, respectively. Shares of registered investment companies (“mutual funds”) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of common and collective trust funds are valued at net unit value, which is based upon the value of the underlying securities as determined by the trustee at year end. Company stock is valued at quoted market prices at year-end. Participant loans and cash and cash equivalents are valued at cost, which approximates fair value.

Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Realized gains and losses on the sale of the Company Stock securities are based on average cost of the securities sold. Purchases and sales are recorded on a trade date basis.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liablilities. Actual results could differ from those estimates.

3.	DuPont and Related Companies Defined Contribution Plan Master Trust

The Company and certain affiliates (“employers”) have entered into a Master Trust Agreement with Merrill Lynch (“Trustee”) to establish a master trust to allow participants from affiliated plans to invest in a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate, and Aggressive Asset Allocation Funds. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make monthly payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the plan’s interest to the total fair value of the Master Trust investment funds.

Savings and Investment Plan of E. I. du Pont de Nemours and Company

Notes to Financial Statements

The Stable Value Fund is invested in a money market fund, guaranteed investment contracts (“GIC’s”), separate account GIC’s, and synthetic GIC’s which are backed by fixed income assets. The crediting interest rates on investment contracts ranged from 4.31% to 7.10% for the period October 1, 2004 thru December 31, 2004 and from 4.00% to 7.10% for the year ended September 30, 2004. The weighted average rate of return of the Stable Value Fund was 1.31% for the period of October 1, 2004 thru December 31, 2004 and 5.44% for the year ended September 30, 2004.

The contract or crediting rates for certain stable value investment contracts are reset quarterly and are based on the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration (i.e., weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to determining interest rate resets.

A synthetic GIC provides for a guaranteed return on principal over a specified period of time through benefit responsive wrapper contracts issued by a third party which are backed by underlying assets. Included in the contract value of the synthetic GIC’s is $(207,211,279) and $(207,625,581) for the period ending December 31, 2004 and year ended September 30, 2004, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts is greater than (less than) the value of the underlying assets.

The contract value of synthetic GIC’s held by the Master Trust is $4,080,233,054 and $4,121,487,887 at December 31, 2004 and September 30, 2004, respectively.

Total Assets of the Master Trust include:

	Dec. 31, 2004	Sept. 30, 2004
Investment contracts	$5,632,875,430	$5,624,305,125
Common/collective trust funds	39,140,484	34,920,555
Money market funds	31,900,036	35,502,905

Total	$5,703,915,950	$5,694,728,585

The Plan’s undivided interest in the Master Trust was 99.76% and 99.75% as of December 31, 2004 and September 30, 2004, respectively.

Savings and Investment Plan of E. I. du Pont de Nemours and Company

Notes to Financial Statements

Investments of the Master Trust that represent more than 5% of the assets of the Master Trust were as follows:

	Dec. 31, 2004	Sept. 30, 2004
Investment contracts
Connecticut General Life Ins.	$438,948,027	$461,854,616
ING Life Insurance & Annuity Co. (14522-440-1) *	614,180,342	609,492,136
Monumental Life Insurance Co. (BDA-0063-TR/MDA00665TR-1) *	614,180,342	596,602,325
JPMorgan Chase Bank (95-04)	—	604,530,818
JPMorgan Chase Bank (ADUPOT03/DuPontT02) *	614,180,342	503,180,536
State Street Bank & Trust (102001)	614,180,342	609,948,361
State Street Bank & Trust (102061)	—	503,180,536
Union Bank of Switzerland	—	611,149,693
AIG Life Insurance Company (583407)	614,180,342	—

*	Contracts were renegoitiated during the 4th quarter of 2004 to provide for a global wrap agreement.

At December 31, 2004, the total assets of the Master Trust of $5,703,915,950 included participant investments in the Stable Value Fund of $5,633,250,295 and $70,665,655 in the Conservative, Moderate and Aggressive Allocation Funds. At September 30, 2004, the total Master Trust value of $5,694,728,585 included participant investments in the Stable Value Fund of $5,631,011,898 and $63,716,687 in the Conservative, Moderate and Aggressive Allocation Funds.

Total investment income of the Master Trust for the period October 1, 2004 thru December 31, 2004 and year ended September 30, 2004 was $78,955,594 and $306,180,489, respectively.

4.	Investments

Investments that represent more than 5% of the net assets available for benefits as of December 31, 2004 and September 30, 2004 were as follows:

	Dec. 31, 2004	Sept. 30, 2004
DuPont Company Stock Fund	$1,109,363,900	$1,021,207,687
Merrill Lynch Equity Index Tier 6	501,092,308	476,257,702
Master Trust	5,690,246,632	5,680,572,327

For the period October 1, 2004 thru December 31, 2004 and year ended September 30, 2004, the Plan’s investments appreciated in value (including realized gains and losses) as follows:

	Dec. 31, 2004	Sept. 30, 2004
Company Stock funds	$146,282,917	$95,033,908
Mutual funds	175,268,356	213,160,265
Common/collective trust funds	61,422,740	81,556,733
Master Trust	4,676,152	4,865,418

Net appreciation in fair value of investments	$387,650,165	$394,616,324

Savings and Investment Plan of E. I. du Pont de Nemours and Company

Notes to Financial Statements

5.	ConocoPhillips Stock Fund

On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont’s 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont Company stock, which were held in their participant accounts in the Company Stock Fund. For each share of DuPont common stock exchanged, the participant received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants’ accounts based upon their current investment elections. On August 30, 2003, the Conoco Stock Fund became the ConocoPhillips Stock Fund. The balance of the ConocoPhillips Stock Fund was $58,714,040 and $58,320,279 at December 31, 2004 and September 30, 2004, respectively.

6.	Asset Transfers

Net asset transfers into the Plan for the period October 1, 2004 thru December 31, 2004 were $25,107,654 from the merger of the DuPont Specialty Grains Retirement and Savings Plan, the Entek Corporation 401(k) Employee Savings Plan, the Griffin L.L.C. Retirement Savings Plan, the Spies Hecker, Inc. 401(k) Savings Plan, and the Standox North America, Inc. 401(k) Plan.

7.	Tax Status

The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “Code”) and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service has been received by the Plan dated October 9, 2003 covering the Plan and amendments through December 2, 2002. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s ERISA counsel believe that the Plan is currently designed and operated in accordance with the applicable sections of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

8.	Related Party Transactions

Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Company Stock Fund investment option. The Plan held 23,859,992.6949 and 22,617,001.0144 shares of E. I. du Pont de Nemours common stock as of December 31, 2004 and September 30, 2004, respectively. Also, the assets of the Stable Value Fund are managed by DuPont Capital Management Corporation (“DCMC”), a registered investment adviser and wholly-owned subsidiary of DuPont, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GIC’s allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid was $210,496 and $1,764,831 for the period October 1, 2004 thru December 31, 2004 and the year ended September 30, 2004, respectively.

Savings and Investment Plan of E. I. du Pont de Nemours and Company

Notes to Financial Statements

Transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500:

	Dec. 31, 2004	Sept. 30, 2004
Net assets available for benefits per the financial statements	$9,800,963,308	$9,438,698,933
Less: Amounts allocated to withdrawing participants	(3,927,752)	(7,324,219)

Net assets available for benefits per the Form 5500	$9,797,035,556	$9,431,374,714

For the Period October 1, 2004 thru December 31, 2004

Benefits paid to participants per the financial statements	$(221,128,970)
Amounts allocated to withdrawing participants at December 31, 2004	(3,927,752)
Amounts allocated to withdrawing participants at September 30, 2004	7,324,219

Benefits paid to participants per the Form 5500	$(217,732,503)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004 but are not yet paid as of that date.

9.	Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become 100% vested and the distribution of all account balances will be made based upon the valuation of participants’ accounts on the termination date in accordance with ERISA.

10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Savings and Investment Plan of E. I. du Pont de Nemours and Company	Schedule I

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Part IV, Line I

As of December 31, 2004

	Identity of Issue	Description of Investment	Current Value
	AIM Constellation Fund Class A	Registered Investment Company	$25,997,928
	AIM Premier Equity Fund A	Registered Investment Company	$38,146,074
	Fidelity Equity Income Fund	Registered Investment Company	$76,939,307
	Fidelity Fund PV 1	Registered Investment Company	$43,781,405
	Fidelity Growth & Income Fund Class A	Registered Investment Company	$82,832,322
	Fidelity Low Priced Stock Fund	Registered Investment Company	$322,957,065
	Fidelity Magellan Fund	Registered Investment Company	$427,013,517
	Franklin Balance Sheet Investment Fund Class A	Registered Investment Company	$156,162,364
	Franklin Cust Fund Inc Growth	Registered Investment Company	$13,209,292
	Franklin Small-Mid Cap Growth Fund Class A	Registered Investment Company	$134,589,777
	Janus Enterprise Fund	Registered Investment Company	$96,139,637
	Janus Mercury Fund	Registered Investment Company	$148,235,513
*	Merrill Lynch Global Growth Fund Class I	Registered Investment Company	$37,234,502
*	Merrill Lynch Intl Value Fund Class I	Registered Investment Company	$58,796,992
*	Merrill Lynch Balanced Capital Fund Class I	Registered Investment Company	$52,341,696
*	Merrill Lynch Basic Value Fund Class I	Registered Investment Company	$132,537,668
*	Merrill Lynch Fundamental Growth Fund Class I	Registered Investment Company	$15,491,483
	MFS Research Fund Class A	Registered Investment Company	$17,620,157
	MFS Total Return Fund Class A	Registered Investment Company	$31,415,227
	Templeton Foreign Fund Class A	Registered Investment Company	$77,620,558
	Templeton Growth Fund Class A	Registered Investment Company	$75,058,520
	Barclays 3-Way Asset Allocation Fund	Common/Collective Trusts	$131,177,788
*	Merrill Lynch Small Capital Index CT Tier 2	Common/Collective Trusts	$65,762,917
*	Merrill Lynch Equity Index TR Tier 6	Common/Collective Trusts	$501,092,308
*	Merrill Lynch International Index CT Tier 2	Common/Collective Trusts	$22,429,368
*	E. I. du Pont de Nemours and Company	Company Stock Fund	$1,109,363,900
	ConocoPhillips	Company Stock Fund	$58,714,040
*	Plan interest in the DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”)	Master Trust	$5,690,246,632
*	Participant Loans	4% to 10.25%	$108,589,670

	Investment Total		$9,751,497,627

*	Party in Interest